February 3, 2006

   via U.S. Mail
   Joseph C. Winkler
Chief Executive Officer and President
Complete Production Services, Inc.
14450 JFK Blvd. Suite 400
Houston, Texas
77032


Re:	Complete Production Services, Inc.
		Amendment No. 2 to Registration Statement on
      Form S-1
      Filed January 18, 2006
	File No. 333-128750


   Dear Mr. Winkler:


   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to prior comments 1, 13 and 28. To the extent that there are any changes, we may have additional comments once you file counsel`s actual opinion and include updated disclosure.




Selected Consolidated Financial Data, page 30

2. We have reviewed your response to prior comment 5 of our letter dated December 2, 2005 and note your assertion that SCF`s share of IPSL`s net losses under the equity method were approximately $0.1 million during each fiscal year 2001 and 2002. Tell us how you reached this conclusion of immateriality considering net income for the combined entities for fiscal year 2001 and 2002 was approximately
$0.1 million and $0.7 million loss, respectively. If determined material, please revise the amounts disclosed in the selected financial data table and elsewhere throughout your document.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 34

Critical Accounting Policies and Estimates, page 38

Stock Options, page 39

3. We have reviewed your response and related Annexes to prior comment 19 in our letter dated December 2, 2005. The following comments in this section relate to your response and the information provided in response to prior comment 19. As it relates to the valuation of CES shares, we note your analysis as provided in Annex
C, prepared in conjunction with the purchase of Hamm Co. In the analysis presented in Annex C, you utilize an EBITDA multiple of 6 times, which took into consideration certain adjustments made by management as described in your response. Please tell us what the unadjusted market multiple was at this time for public companies comparable to CES. In addition, please identify the amount of the adjustment applied by management, resulting in the 6 times multiple used in your analysis. In your response, please specifically describe the nature of the "restrictions on transferability of CES equity securities" as referred to in your response.

4. Tell us what factors contributed to using a 5.2 times multiple in
your analysis of CES equity securities prepared in the spring of
2005
as presented in Annex D as compared to the 6 times multiple used in the valuation of CES prepared in the summer of 2004 as presented in
Annex C.

5. In Annex C, you calculate the "enterprise value" of CES using pro forma EBITDA times a market multiple of 6 times. However, in determining the "value per share" you have subtracted out total debt outstanding. Typically, the staff would expect a value calculated based on a multiple of EBITDA and the term "enterprise value" would reflect the value of the company`s equity. Tell us why you subtracted out the debt outstanding from the calculated enterprise value.

6. In valuing the equity of IEM in the spring of 2005, we note you used a multiple of 3.3 times, which took into consideration certain factors specific to IEM as noted in your response. Similar to the comment above related to CES, please identify the non-adjusted market multiple used and the amount of the adjustment made by management. In your response, please tell us why you believe an adjustment to the market multiple was made for "volatility of operating results" and how much of the adjustment was attributed to this factor.

7. In the valuation of IPS prepared in early 2005 in conjunction with the purchase of Parchman Energy Group, Inc. (as presented in Annex
E), we note your analysis was based on a range of EBITDA multiples times pro forma 2004 and 2005 EBITDA and the resulting mid points were averaged to calculate the resulting value per share. Please tell us why you employed this method of averaging values based on EBITDAs from different years. In addition, tell us why the range of multiples varied from 2004 to 2005.

8. We note the average per IPS share value of $16.40 presented in Annex E was further reduced by a private company discount of 22.5%.
In comparison to empirical studies performed, we believe this discount appears higher than discounts typically used in valuations of private company stock.  Please tell us how you determined a
22.5%
discount was appropriate.

9. Using the $12.71 value per IPS share in Annex E, the resulting multiple used on 2004 and 2005 EBITDA was 7.03 times and 5.92 times, respectively. We note you used a 6.5 times multiple in your analysis prepared in spring of 2005 as presented in Annex D. Please tell us what changed between early 2005 and spring 2005 that accounts for the difference in the multiples used to value the IPS shares.

10. Please provide us with the information used to calculate the "Equity Valuation" line in the valuation analysis presented in Annex
D. We note the discussion of the multiples used in your response to prior comment 19; however, please provide the calculations to support the numbers presented in the first line of your analysis.

11. In Annex F, you calculate the "enterprise value" of CPS using estimated 2005 EBITDA times market multiples of 6.4 (Low) and 7.3
(High) times. However, in determining the "adjusted equity value" you have subtracted out total debt outstanding and have added back cash. Typically, the staff would expect a value calculated based on a multiple of EBITDA and the term "enterprise value" would reflect the value of the company`s equity. Tell us why you subtracted out the debt outstanding from the estimated enterprise value.

12. Please tell us how the exchange ratios of 19.710 and 19.410
IPS
shares for 1 CES share and 1 IEM share, respectively, were determined.

13. Please provide us with a copy of the fairness analysis opinion performed by Houlihan Lokey Howard & Zukin.

14. We understand your expected offering price range is between $17.50 and $19.50 per share, with a midpoint of $18.50 per share.
Please tell us when this range was initially determined.

15. We note your statement in your response to prior comment 19 that the value of the company after accounting for the Combination was higher than the value of the three companies on a standalone basis.
Please tell us why you believe this to be true.

16. Tell us if you have prepared an analysis based on pro forma
2006
EBITDA, which would take all acquisitions made in 2005 into consideration. Tell us how the resulting value per share based on pro forma 2006 EBITDA differs from the $11.66 per share value of CPS presented in Annex F.

17. We have reviewed your response to prior comment 20 of our letter dated December 2, 2005 and note your disclosure on page 40 of the reasons for the differences in the valuation of common stock, as calculated in Annex F, and the expected offering price. In the last point regarding the increase in the Oil Service Sector Index, it appears it would be more appropriate to discuss the change in this Index from the date of the Combination (rather than from January 1,
2005) through the present date. Please revise your discussion of such Index, as appropriate.

18. In your response to prior comment 20, you note the financing completed in connection with the Combination was a factor that increased the fair value of CPS common stock at the valuation date to the expected offering price. Please explain why you believe additional financing would increase the value of CPS stock.

Business, page 60

The Combination, page 64

19. It appears your disclosure in the first full paragraph on page
65
should be revised as it continues to state: "In the Combination, CES served as acquiring entity for accounting purposes...". Please revise your disclosures, as appropriate.

Index to Financial Statements, page F-1

20. We note you have included the combined financial statements of BSI Companies and I.E. Miller Companies as predecessor financial statements to Complete Energy Services, Inc. and I.E. Miller Services, Inc. In your filing, please identify these statements as predecessor statements so that the reader will fully understand these statements reflect the activity of these entities prior to their inclusion in the combined statements of Complete Production Services,
Inc.

2.  Business combinations, page F-8

(a)  The Combination, page F-8

21. Please clarify your disclosures regarding your acquisition of minority interest to state when this acquisition occurred and if all outstanding minority interests were acquired. We note your disclosures on page 38 of Management`s Discussion and Analysis and believe further clarification in the notes to the unaudited financial statements would be helpful for the reader.

22. We note the changes to the table detailing the amounts related to the acquisition of minority interest at the bottom of page F-8.
We
understand revisions were required to include amounts related to CES as opposed to IPS in the previous Form S-1/A filed on November 15, 2005. However, it is unclear why amounts related to IEM were revised. Please tell us why revisions to amounts related to the purchase of IEM minority interest as presented in the Form S-1/A filed on November 15, 2005 were made.

Report of Independent Registered Public Accounting Firm, page F-23

23. Please have your auditor revise its opinion presented on page
F-
23 to include the signature of the audit firm.

Restated Consolidated Statements of Stockholders` Equity, page F-
27

24. Please tell us where you have classified the additions of the equity of CES and IEM in the statements of stockholders` equity as of the dates SCF acquired its controlling interest. We believe the presentation of these initial additions of CES and IEM equity would be clarified if detailed as separate line items within the roll forward of equity accounts. Please revise your statements to separately classify these amounts.

Notes to Consolidated Financial Statements, page F-29

1.  Significant Accounting Policies, page F-29

25. We note your disclosure at the end of the third paragraph of Note
1, which describes the nature of the amounts reflected as minority interest. The last two sentences appear to contradict one another and require revision. The last sentence implies all shares held by owners other than SCF are classified as minority interest. Whereas, the preceding sentence states ownership by other than SCF of CES and
IEM shares are reflected as minority interest. Please clarify these statements.

2.  Business Combinations, page F-37

26. With regard to prior comment 23 of our letter dated December
2,
2005, we understand you intend to include certain financial statements of acquired businesses in your next amendment, as based on your analysis under SAB Topic 1:J as discussed in a conference call held on January 10, 2006. Along with your next amendment, please file the analysis you previously provided to us for the call on January 10, 2006 as correspondence on EDGAR. In addition, please confirm your position that the Combined Companies and the significant acquisitions made by them during the periods presented, each meet the definition of discrete businesses that have remained substantially intact under SAB Topic 1:J.

Report of Independent Certified Public Accountants, page F-58

27. Please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company
Accounting Oversight Board (United States), if true.

Combined Statements of Earnings, page F-60

28. Please revise the cost of goods and services line item to identify this amount is exclusive of depreciation expenses as listed separately below. In addition, it is not appropriate to disclose a measure of gross profit excluding depreciation. Please remove the sub-total "gross profit" from your combined statement of earnings. Refer to SAB Topic 11:B for further guidance.

29. Tell us the nature of the shop and automobile expenses.

Combined Statement of Owners` Equity, page F-61

30. As this statement reflects the combination of several entities` equity outstanding, please separately identify the nature of the contributions of capital activity during the periods presented. Your revised classification should clearly identify the increases to capital due to an increase in common control of an entity currently included in the combined statements or increases in capital due to new entities acquired during the period.

Combined Statements of Cash Flows, page F-62

31. We note you have separately classified and identified the cash flows related to the acquisition of Western Bentonite on the statement of cash flows. However, we also note you have made other acquisitions during the periods presented, as disclosed in note B.1 on page F-63. Please tell us where you have classified the cash flows related to these other acquisitions on the statements of cash flows.

Note B - Summary of Significant Accounting Policies, page F-63

1.  Basis of Presentation, page F-63

32. You have disclosed the financial statements of several entities have been combined and presented as "BSI Companies ("BSI")" based on a common control ownership. However, you have not identified the entity that holds the common control. In addition, you disclose that
"BSI" acquired certain entities or additional interests; however, you have defined "BSI" in Note A as the combination of all entities included in the combined financial statements. Please clarify your disclosures to identify the entity which holds the common control in all entities included in the combined financial statements. Also, please clarify the entity that acquired the additional companies or interests identified in Note B.

33. Please expand your footnotes to disclose the nature of the equity structure of the entities included in the combined financial statements and if adjustments have been made in the presentation of the combined balance sheet and statement of owners` equity.

34. We note your disclosure that the companies presented as BSI Companies are entities acquired by Complete Energy Services, Inc. on
November 7, 2003. Please expand your disclosure to clarify that SCF acquired the companies through Complete Energy Services, Inc. which was formed on November 7, 2003.

Report of Independent Certified Public Accountants, page F-68

35. Please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company
Accounting Oversight Board (United States), if true.

Note A - Summary of Significant Accounting Policies, page F-72

1.  Financial Statement Presentation, page F-72

36. Please expand your footnotes to disclose the nature of the equity structure of the entities included in the combined financial statements and if adjustments have been made in the presentation of the combined balance sheet and statement of owners` equity.




Independent Auditor`s Report, page F-76

37. Please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company
Accounting Oversight Board (United States), if true.

Combined Balance Sheet, page F-77

38. Please revise your combined balance sheet to classify minority interest outside of stockholders` and members` equity. Please refer to Regulation S-X, Rule 5-02.27.

Note 1, Summary of Significant Accounting Policies, page F-81

Principles of Combination, page F-81

39. Please expand your footnotes to disclose the nature of the equity structure of the entities included in the combined financial statements and if adjustments have been made in the presentation of the combined balance sheet and statement of owners` equity.

Exhibit 23.1, Consent of Independent Registered Public Accounting
Firm

40. Please revise your filing to include a consent from Grant
Thornton LLP for the inclusion of its report presented on page F-
22
related to the financial statements of Complete Energy Services, Inc.
as of December 31, 2003.

Exhibit 23.3., Consent of Independent Registered Public Accounting
Firm

41. Please obtain and file an executed version of the consent by Darnall, Sikes, Gardes & Frederick that makes clear it is signed on behalf of the firm. It appears that Mr. Sikes signed the current version only in his individual capacity.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or
Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Scott N. Wulfe, Esq.
            	Vinson & Elkins LLP
            	(713) 758-2246
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Mr. Winkler
Complete Production Services, Inc.
February 3, 2006
page 9



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010